UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Diversified Restaurant Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25532M105

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25532M105

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,743,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,743,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,743,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 25532M105

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,080*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,743,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,080*
	10	SHARED DISPOSITIVE POWER

1,743,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,745,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

*Reflects shares held in a beneficiary account that Mr. Kanen no longer controls because the beneficiary has reached majority age.

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CUSIP NO. 25532M105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.0001 par value (the “Shares”), of Diversified Restaurant Holdings, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27680 Franklin Road, Southfield, Michigan 48034.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Kanen Wealth Management, LLC, an investment advisor registered as such in Florida, New York, Texas (“KWM”); and
(ii)	David L. Kanen, the managing member of KWM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

(c)       The principal business of KWM is purchasing, holding and selling securities for investment purposes for the accounts of its customers. The principal occupation of Mr. Kanen is serving as the managing member, sole investment advisor representative and Chief Compliance Officer for KWM.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Philotimo Fund, LLC, KWM and Mr. Kanen were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 250,624 Shares beneficially owned by the Philotimo Fund, LLC is approximately $565,097. The aggregate purchase of the 1,492,915 Shares beneficially owned by KWM is approximately $3,149,382, including brokerage commissions. The aggregate purchase price of the 2,080 Shares directly beneficially owned by Mr. Kanen is approximately $4,341, including brokerage commissions.

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CUSIP NO. 25532M105

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons plan on engaging the Issuer in amicable discussions relating to capital allocation for the purpose of maximizing shareholder value. Additionally, the Reporting Persons plan on initiating conversations with regard to board representation and potential new members that have relative experience and a track record of maximizing shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 26,881,607 Shares outstanding, which is the total number of Shares outstanding as of November 2, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2017.

A.	Kanen Wealth Management, LLC
(a)

As of the close of business on November 30, 2017, KWM beneficially owned 1,492,915 Shares. KWM, as the general partner of the Philotimo Fund, LLC may be deemed the beneficial owner of the 250,624 Shares owned by the Philotimo Fund, LLC.

Percentage: Approximately 6.5%

5

CUSIP NO. 25532M105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,743,539
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,743,539

(c)	The transactions in the Shares by KWM during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	David L. Kanen
(a)

As of the close of business on November 30, 2017, Mr. Kanen directly beneficially owned 2,080 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of (i) the 250,624 Shares owned by the Philotimo Fund, LLC and (ii) the 1,492,915 Shares directly beneficially owned by KWM.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 2,080
2. Shared power to vote or direct vote: 1,743,539
3. Sole power to dispose or direct the disposition: 2,080
4. Shared power to dispose or direct the disposition: 1,743,539
(c)

Mr. Kanen did not enter into any transactions during the past 60 days. The transactions in the shares entered into by KWM during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On November 30, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP NO. 25532M105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to add the following exhibit:

99.1	Joint Filing Agreement by and among Kanen Wealth Management, LLC and David L. Kanen, dated November 30, 2017.

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CUSIP NO. 25532M105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2017

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

8

CUSIP NO. 25532M105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KANEN WEALTH MANAGEMENT, LLC

Purchase of Common Stock	1,500	2.0500	10/02/2017
Purchase of Common Stock	8,906	2.0498	10/03/2017
Purchase of Common Stock	26,856	2.0495	10/04/2017
Purchase of Common Stock	15,084	2.0083	10/05/2017
Sale of Common Stock	(30,000)*	---	10/05/2017
Purchase of Common Stock	1,032	2.0181	10/06/2017
Purchase of Common Stock	33,000	1.9814	10/09/2017
Sale of Common Stock	(4,000)	1.7880	10/16/2017
Purchase of Common Stock	43,171	1.6720	10/19/2017
Purchase of Common Stock	1,400	1.6782	10/20/2017
Purchase of Common Stock	5,400	1.6800	10/23/2017
Sale of Common Stock	(500)*	---	10/30/2017
Purchase of Common Stock	1,905	1.6000	11/24/2017
Purchase of Common Stock	2,247	1.6000	11/27/2017
Purchase of Common Stock	23,654	1.5999	11/28/2017
Purchase of Common Stock	3,700	1.6000	11/29/2017

____________
* Reflects an in-kind transfer